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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50485

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JANSSEN PARTNERS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1010 North B Street
(No. and Street)

Fairfield (City) Iowa (State) 52556 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Janssen 516-456-7059 (Area Code - Telephone No.) pj@janssenpartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

Ohab and Company, P.A.
(Name - if individual, state last, first, middle name)

100 E. Sybelia Ave., Suite 130 (Address) Maitland (City) FL (State) 32751 (Zip Code)

07/28/2004 (Date of Registration with PCAOB) (if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.**

OATH OR AFFIRMATION

I, Peter Janssen, President, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of Janssen Partners Inc, (Company), as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case be, has any proprietary interest in any account classified solely as that of a customer.

LUIS FINKELSTEIN
Notary Public - State of Florida
Commission #HH 356905
My Commission Expires May 30, 2027

President   Date 1/27/25

Notary Public

This filing contains (check all applicable boxes):**

This filing** contains (check all applicable boxes):

X (a) Statement of financial condition.

X (b) Notes to statement of financial condition.

X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

X (d) Statement of cash flows.

X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐

(z) Other: ____________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Janssen Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Janssen Partners, Inc.'s management. Our responsibility is to express an opinion on Janssen Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Janssen Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Janssen Partners, Inc.'s auditor since 2024.

Maitland, Florida

February 22, 2025

JANSSEN PARTNERS, INC.
Statement of Financial Condition
December 31, 2024

Assets:	
Cash	32,518
Securities owned at market value	17,346
Prepaid Expenses	3,596
Total Assets	53,460
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	6,000
Total liabilities	6,000
Stockholder's equity:	
Common stock	100,000
(100 shares, no par value common stock authorized, issued, and outstanding	
Additional paid-in capital	2,079,053
Accumulated deficit	(2,131,593)
Total stockholder's equity	47,460
Total liabilities and stockholder's equity	53,460

See notes to the financial statements and report of independent registered public accounting firm.

JANSSEN PARTNERS, INC.
Statement of Operations
For The Year Ended December 31, 2024

Income		
Fee Income	$	60,000
Other Income and Expense		
Unrealized Loss on Investment		(472)
Interest Income		187
Total Income		59,715
Expenses		
Commission Expense		40,500
Regulatory fees		5,347
Professional Fees		39,950
Taxes		1,410
Other Expenses		624
Total Expenses		87,831
Net Loss	$	(28,116)

See notes to the financial statements and report of independent registered public accounting firm.

JANSSEN PARTNERS, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2024

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2024	$ 100,000	$ 2,039,053	$ (2,103,477)	$ 35,576
Contributions		40,000		40,000
Net Income			(28,116)	(28,116)
Balance at December 31, 2024	$ 100,000	$ 2,079,053	$ (2,131,593)	$ 47,460

See notes to the financial statements and report of independent registered public accounting firm

JANSSEN PARTNERS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net Loss	$	(28,116)
Adjustments to reconcile net loss to net cash provided by		
Loss on securities		472
Changes in operating assests and liabilities:		
Prepaid Expenses		(323)
Accounts payable and accrued expenses		1,750
Cash used in operating activities		(26,217)
Cash flows from Financing Activities		
Owner contributions		40,000
Net Cash Provided by Financing Activities		40,000
Net Increase in Cash		13,783
Cash at beginning of year		18,735
Cash at end of year	$	32,518
Supplemental Disclosures of Cash Flow information		
Cash paid during the year for		
Income Taxes		-
Interest		-

See notes to the financial statements and report of independent registered public accounting firm.

JANSSEN PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Janssen Partners, Inc. ("Company") is a Delaware Corporation formed August 29, 1997.The Company is registered as a broker-dealer with the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp. (SIPC). The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers. The Company has a December 31 fiscal year end. The Company is engaged in several lines of business as a securities broker-dealer, which is comprised of several classes of services, including private placements and referral fee income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accrual basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Equipment and Furniture

All equipment and furniture has been fully amortized as of December 31, 2024.

Revenue Recognition

The Company provides referral services of securities services to its customers. Revenue for referral fee services is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, where applicable, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. The Company earned a referral fee of $60,000 during the period ending December 31, 2024. Other income is related to the unrealized gain/loss recognized on securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – Continued

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable and securities owned.

Fair Value Measurements on a Recurring Basis as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
ASSETS				
Trading Securities	$17,346	$ -	$-	$ 17,346
Total	$17,346	$ -	$ -	$ 17,346

Trading Securities

Trading securities are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. There has been no transfers between level 1, 2, or 3.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2024, the Company had net capital of $39,318 which was $34,318 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

NOTE 4 – INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for federal income taxes on the share of the Company's income, deductions, losses and credits.

NOTE 5 – PREPAID EXPENSES

Prepaid expenses as of December 31, 2024, were $2,612.66 for 2024 regulatory fees and $983.24 for insurance

NOTE 6 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k).

NOTE 7 – SEGMENT REPORTING

The Company is engaged in several lines of business as a securities broker-dealer, which is comprised of several classes of services, including private placements and referral fee income. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Janssen Partners, Inc does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date as of December 31, 2024.

NOTE 9 - COMPANY CONDITIONS

The Company has a loss of $28,116 for the year ending December 31, 2024, and has received capital contributions from it's stockholder for working capital. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

NOTE 9 - COMPANY CONDITIONS – CONTINUED

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

JANSSEN PARTNERS, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2024

Total stockholder's equity qualified for net capital	$	47,460
Deductions and/or charges		3,596
Haircuts on securities		
Other		2,602
Undue concentration		1,944
Total haircuts and/or charges		4,546
Net capital	$	39,318
Aggregate indebtedness		
Accounts payable and accrued expenses	$	6,000
Total aggregate indebtedness	$	6,000
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	34,318
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	33,318
Ratio of aggregate indebtedness to net capital		0.15 to 1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2024 as reported by Janssen Partners, Inc. on Form X-17A-5 Part IIA.

See notes to the financial statements and report of independent registered public accounting firm.

SUPPLEMENTAL INFORMATION
JANSSEN PARTNERS, INC

SCHEDULE I

For the Year Ended December 31, 2024

Computation for Determination of Reserve Requirements for Broker and Dealers
Pursuant to Rule Under Rule 15c3-3 under the Securities and Exchange Commission

The Company does claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2024, without exception.

SCHEDULE II

For the Year Ended December 31, 2024

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Janssen Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Janssen Partners, Inc.'s management. Our responsibility is to express an opinion on Janssen Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Janssen Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Janssen Partners, Inc.'s financial statements. The supplemental information is the responsibility of Janssen Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Janssen Partners, Inc.'s auditor since 2024.

Maitland, Florida

February 22, 2025

Janssen Partners, lnc.'s Exemption Report

1010 North B Street

Fairfield, IA 52556

Exemption Report January 1, 2024 through December 31, 2024.

Janssen Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, debt and equity broker; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Janssen Partners, Inc. I, Peter Janssen swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Janssen Partners, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Janssen Partners, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c4-4, debt and equity broker. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Janssen Partners, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Janssen Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 22, 2025